Exhibit 2

FOR IMMEDIATE RELEASE	02 OCTOBER 2014

WPP PLC (“WPP”)

Voting rights and Capital at 30 September 2014

WPP confirms that its capital consists of 1,336,871,268 ordinary shares with voting rights.

WPP holds 20,926,560 ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,315, 944,708 shares.

The figure of 1,315,944,708 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact Feona McEwan, WPP	+44 (0)207 408 2204